Gina R. Wardlow

Director and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-4568 Fax 732 482-8022

gina.wardlow@prudential.com

September 23, 2011

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	PRIAC Variable Contract Account A
Pre-Effective Amendment No. 1 and 2 to Registration Statement on Form N-4
File Nos. 333-170345 and 811-21988

Dear Ms. Samuel:

As discussed during our September 22, 2011 telephone conversation concerning the above-referenced Form N-4 Registration Statement, Prudential will revise the registration statement to correct a typographical error within the Expense Example section of prospectus within our filing required pursuant to Rule 497.

This letter will confirm that Prudential will revise the Expense Example introductory language in the second paragraph on page 7 to reflect that the example assumes the maximum fees and expenses of the “mutual fund”; as there is currently only one underlying fund available within this product.

Should you have any questions regarding this submission, please feel free to contact me at 732-482-4568.

Very truly yours,

By:	/s/ Gina Wardlow
Gina R. Wardlow, Director and Corporate Counsel